Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	Phone: 636-530-8751 Fax: 636-530-8701 www.insituform.com

May 13, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Branch Chief

Re:	Insituform Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 000-10786

Dear Mr. O'Brien:

           On behalf of Insituform Technologies, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated April 8, 2008 (the “Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed on March 10, 2008.

We have made every effort to address your observations and recommendations included in the Letter where appropriate. As applicable, in our responses below, we have provided you excerpts from the relevant enhanced disclosure that we included in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 7, 2008 (the “Form 10-Q”), that we believe appropriately respond to the comments within your Letter.

For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.
Considering the significant changes during 2007 in your operating results, we would expect MD&A to discuss in detail the factors that contributed to the decreases in revenue, gross profit and operating income and the impact these factors may have on short term and long term operating results, liquidity and operating trends. Please address the following:

·
We note that you announced plans in March 2007 to exit your tunneling business in an effort to better align your operations with your long term strategic initiatives. Please tell us and disclose in future filings, the nature of your long term initiatives and how exiting your tunneling business and your current operations are meeting these goals and initiatives.

Securities and Exchange Commission Mr. Terrence O'Brien May 13, 2008 Page 2
Response:
We have disclosed in the Form 10-Q the nature of our long-term initiatives and how our exiting the tunneling business is in line with our long-term business strategy. Please refer to our disclosure on page 21 of the Form 10-Q under the heading “Loss from Discontinued Operations, Net of Tax,” which reads as follows:

“On March 29, 2007, we announced plans to exit our tunneling business in an effort to better align our operations with our long-term business strategy. In the years leading up to 2007, operating results in the tunneling business caused us to divert cash away from our pursuit of international and inorganic growth. The tunneling business also was management intensive. The closure has enabled us to realign our management structure and reallocate management resources to implement our long-term strategy.”

Please also refer to our disclosure on page 18 of the Form 10-Q under the heading “Results of Operations – Three Months Ended March 31, 2008 and 2007,” which reads as follows:

“Our long-term strategy is grounded by five separate but dependent pillars upon which the future of our Company rests. First, we are optimizing our North American rehabilitation operations to achieve growth in a market predicted to remain soft in the near term and be in a position to capitalize on long-term growth opportunities. Second, we are diversifying by product, geography and customer segment. For example, we are globally commercializing our Insituform Blue® clean water product portfolio through several means, including intensifying our focus on identifying cross-selling opportunities on our existing accounts. Third, we are integrating and growing our operations in Europe. Fourth, we are realigning our overhead structure through streamlining key functions and processes. Finally, where appropriate, we are pursuing inorganic growth via the acquisition of complementary technologies and the acquisition or licensing of new products.”

·
MD&A briefly states that net income from continuing operations was lower in 2007 due to weaknesses in the US sewer rehab market and that there were several regions that had experienced project performance issues. Please tell us and disclose, in future filings, the details as to why the rehab market experienced decreases, what particular markets were impacted and the nature of the project performance issues.

Response:
We have disclosed in the Form 10-Q management’s assessment of the weaknesses and project performance issues in our U.S. sewer rehabilitation operations. Please refer to our disclosure in the first full paragraph on page 19 of the Form 10-Q, which reads as follows:

“In the first quarter of 2007, we experienced pervasive weakness throughout our U.S. sewer rehabilitation operations. In addition, we experienced project performance issues on certain jobs related to project management, unforeseen geographical conditions and operational inefficiencies. This market weakness, coupled with project performance issues, led to a sharp decline in results from prior periods, which has been progressively improving in subsequent quarters.”

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

·
The Rehabilitation segment operations decreased from weak market conditions in the US, however, you disclose that the Tite Liner operations were stronger in the US. Please revise further filings to explain, in MD&A, why there would be weak market conditions in the US for the Rehab segment but not the Tite Liner segment. Additionally, the Tite Liner segment experienced weak market conditions in Canada and S. America, however these markets performed strong in the rehab segment. Please revise future filings, to explain the any inconsistencies or anomalies between segments and markets.

Response:
We have disclosed in the Form 10-Q the unique economic characteristics that provide for differing market conditions or other inconsistencies or anomalies in our U.S. Rehab segment and Tite Liner segment operations. Please refer to our disclosure on page 17 of the Form 10-Q beginning in the second paragraph under the heading “Executive Summary,” which reads as follows:

“Our segments are determined primarily based on the types of products sold and services performed by each segment, and each is regularly reviewed and evaluated separately. When appropriate, we refer to geographic regions within a specific segment to highlight any material short-term variations involving significant components of a particular reportable segment. These temporary dissimilarities in economic characteristics are compensated by our view that long-term historical performance and future prospects are similar. Results in our Rehabilitation segment are primarily dependent upon levels of municipal spending, while results in our Tite Liner segment are dependent upon the oil, gas and mining industries.”

Please also refer to our additional disclosure set forth on Page 19 of the Form 10-Q, second full paragraph, which reads as follows:

“In the first quarter of 2008, results in our Rehabilitation segment were generally weak, while results in our Tite Liner segment were generally strong. The weakness in the municipal spending market continued to impact our Rehabilitation segment results, while strength in the oil, mining and gas industries impacted our Tite Liner segment results. Market anomalies between the segments are typically independent of each other, unless a macroeconomic event affects both the water and wastewater rehabilitation markets, and the oil, mining and gas markets. Geographical anomalies within each segment are highlighted below. Anomalies exist for a variety of reasons, including, but not limited to, local economic conditions, weather-related issues, levels of government funding, etc.”

·
We note that gross profit was impacted by competitive pricing pressure “particularly in the first quarter” which we also see in your quarterly financial information footnote. Please tell us and disclose, in future filings why the first quarter was particularly impacted by pricing pressure.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

Response:
We have disclosed in the Form 10-Q management’s analysis as to why our first quarter 2007 results were particularly impacted by competitive pricing pressure. Please refer to our disclosure on Page 19 of the Form 10-Q under the heading “Rehabilitation Segment – Gross Profit and Margin,” beginning with the penultimate sentence of the first paragraph, which reads as follows:

“Competitive pricing pressures were particularly felt in the first quarter of 2007. We began experiencing a downturn of bidding in the market in the second half of 2006, and early 2007, creating increased pricing pressure from heightened competition.”

·	Tell us and disclose the reasons why DSOs have increased over the years. Your current disclosure only discloses the fact that there was an increase but has not given any explanation as to why.
Response:
We have disclosed in the Form 10-Q management’s analysis as to why DSOs have increased. Please refer to our disclosure on Page 22 of the Form 10-Q under the heading “Liquidity and Capital Resources – Cash and Cash Equivalents – Cash Flows from Operations,” second paragraph, which reads as follows:

“Days sales outstanding (“DSOs”) from continuing operations increased by three days to 102.1 at March 31, 2008 from 99.1 at December 31, 2007. DSOs are essentially flat as compared to 100.0 at March 31, 2007. DSOs have generally increased over the last two years due to enhanced customer requirements for project documentation for billings. Additionally, payment cycles have generally lengthened. Notwithstanding these issues, we are targeting reductions in DSOs and a corresponding improvement in liquidity over the next few quarters as our realignment and process optimization strategies come to fruition.”

·
You disclose in your critical accounting policy on page 28 that the North American Rehab unit and European Rehab unit have approx. $121M of Goodwill associated with them in total. The Rehab operating segment has experienced declines in revenue and operating income during 2007, however we note that your goodwill impairment test resulted in no impairment for 2007. Please revise disclosure, in future filings, to discuss the assumptions used in your impairment test, the impact your 2007 operating results had on your test and how you determined that these assets will continue to be recoverable considered the continued, weakened market conditions.

Response:
In future filings, we will discuss the assumptions used in our annual impairment test, the impact operating results have on our test and how we determined that our assets will continue to be recoverable if there are continued, weakened market conditions in the future. Upon completion of our annual impairment test in the fourth quarter of 2008, or when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable, we will discuss the above-referenced items in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, or other filing(s), as appropriate.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

·
With regard to your $7.6 million claim receivable recorded in 2007 that you discuss in Note 12, please tell us where you have recorded that claim and the impact recording the receivable had on operations and liquidity during the periods presented.

Response:
The Company recorded $6.3 million, $1.2 million and $0.1 million of the claim receivable in 2005, 2006 and 2007, respectively. The claim receivable is recorded in the prepaid and other assets caption on the consolidated balance sheets for all periods.

The recording of $6.3 million of the claim receivable in the 2005 period was discussed on page 63 of our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on February 23, 2006, which reads as follows:

“During the second quarter of 2005, the Company, in consultation with outside legal counsel, determined that the likelihood of recovery from the excess insurance carrier is probable and the amount of such recovery is estimable. An insurance claims expert retained by the Company’s outside legal counsel reviewed the documentation produced with respect to the claim and, based on this review, provided the Company with an estimate of the costs that have been sufficiently documented and substantiated. The excess insurance carrier’s financial viability also was investigated during this period and was determined to have a strong rating of A+ with the leading insurance industry rating service. Based on these factors, the favorable court decision in March 2005 and the acknowledgement of coverage and payment from the Company’s primary insurance carrier, the Company believes that recovery from the excess insurance carrier is both probable and estimable and recorded a receivable in the amount of $6.1 million in connection with the Boston project in the second quarter of 2005.  The impact of the Boston remediation on the Company’s results for the year ended December 31, 2005 was approximately $3.9 million (of which $0.4 million is pre-judgment interest income), which reflects a $6.3 million receivable (inclusive of pre-judgment interest income) less $2.4 million of additional costs for the rework performed during the second and third quarters of 2005.”

The recording of $1.2 million of the claim receivable in the 2006 period was disclosed on page 64 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on February 23, 2007, as follows:

	Documented Remediation Costs	Pre-Judgment Interest	Total
	(in thousands)
Claim recorded June 30, 2005	$ 5,872	$ 275	$ 6,147
Interest recorded July through December 31, 2005	–	165	165
Additional documented remediation costs recorded in the second quarter of 2006	526	–	526
Interest recorded in 2006	–	811	811
Claim receivable balance, December 31, 2006	$ 6,398	$ 1,251	$ 7,649

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

The recording of $0.1 million of the claim receivable in the 2007 period did not impact our liquidity during such period, as that remaining amount of the claim receivable was not deemed to be a material amount of the claim receivable.

Liquidity and Capital Resources
2.
In future filings please provide a more detailed discussion under the above caption regarding the company’s expenditures and its ability to fund operations for the next twelve months. For example, we note that you regularly make capital expenditures to buy and replace equipment, and that in 2007 you remodeled your corporate headquarters. To the extent that you anticipate material capital expenditures your should discuss them in this section. You should also discuss known or anticipated events or trends that may impact the various sources of liquidity that are available to you, and how changes in one area may increase or decrease the need for liquidity from other sources. For example, you state that your primary source of cash is operating activities. In 2007 your cash from operations declined significantly largely because of a decrease in net income. We note that you expect that your largest segment (rehabilitation) will continue to be flat to slightly down in 2008. This type of information, if likely to have a material impact on your liquidity, should be discussed in this context in MD&A.

Response:
We have disclosed in the Form 10-Q management’s beliefs and expectations regarding the types of capital expenditures we anticipate for the remainder of 2008 and our ability to fund our operations in 2008. We have also disclosed in the Form 10-Q management’s belief that the flat to slightly down trend of the U.S. sewer rehabilitation market will not have a material impact on our liquidity. Please refer to our disclosure on Page 22 of the Form 10-Q under the heading “Liquidity and Capital Resources – Cash and Cash Equivalents – Sources and Uses of Cash,” which reads as follows:

“We expect the principal use of funds for the foreseeable future will be for capital expenditures, working capital, debt servicing and investments. In the first quarter of 2008, capital expenditures were primarily for equipment used for our steam-inversion process and replacement of older equipment, primarily in the United States. In addition to these normal, recurring capital expenditures, we expect an increase in capital expenditures over the next few quarters as we invest in crew resources for our Indian joint venture and our Insituform Blue® projects.

Our primary source of cash is operating activities. Besides operating activities, we occasionally borrow under our line of credit to fund operating activities, including working capital investments. Information regarding our cash flows for the three months ended March 31, 2008 and 2007 is discussed below and is presented in our consolidated statements of cash flows contained in this report. Despite the relative flatness in the rehabilitation market expected in 2008, we expect operating cash flows to increase as compared to 2007 as a result of improved profitability. This improved cash flow, coupled with existing cash balances, should be sufficient to fund our operations in 2008. As such, we do not believe flatness in the U.S. sewer rehabilitation market to have a material impact on our liquidity.”

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

Note 14. Segment and Geographic Information, page 57
3.
We note your disclosure that you manage your business on the basis of two reportable segments. We also note that in MD&A you discuss project performance issues in certain regions and refer to North American Rehabilitation, European Rehabilitation and Tite Liner. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segments

Response:
Following the guidance of paragraph 10 of SFAS No. 131, we believe the Company consists of three operating segments: North American Rehabilitation, European Rehabilitation and Tite Liner (note that prior to the discontinuance of our tunneling operations, the Company had four operating segments). Each of these three operating segments engages in business activities from which it earns revenues and incurs expenses, and our chief operating decision maker ("CODM"), as well as our Board of Directors, reviews readily available discrete financial information for each of these three operating segments on a regular basis. No other discrete financial information related to the earnings performance of the Company is regularly reviewed by our CODM or is the basis for any decision making related to resource allocation.

Following the guidance of paragraphs 16 and 17 of SFAS No. 131, we believe the Company consists of two reportable segments: Rehabilitation and Tite Liner. Our Tite Liner operating segment is a reportable segment as defined by SFAS No. 131. In our judgment, our North American Rehabilitation and European Rehabilitation operating segments meet the aggregation criteria described in paragraph 17 of SFAS No. 131. The following is a summary of the basis for this conclusion following the guidance format of paragraph 17.

Nature of Products and Services

As disclosed and defined on pages 3 and 4 of the Form 10-K, we have certain pipeline system rehabilitation technologies to rehabilitate sewer, water and other underground piping systems without digging or disruption. These technologies are equally available to our North American Rehabilitation and European Rehabilitation operating segments, and are listed below:

•	The Insituform® CIPP Process
•	The iPlus™ Infusion™ Process
•	The iPlus™ Composite Process
•	The PolyFlex™ and PolyFold® Processes
•	The Thermopipe™ Lining System
•	iTAP® Process
•	The Insituform® RPP™ Process
•	The Insituform® PPL® Process
•	Sliplining
•	Pipebursting

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

Nature of Production Processes

The manufacturing process that support our North American and European Rehabilitation operating segments are the same. As disclosed on page 7 of the Form 2007 10-K, we maintain Insituform® CIPP process liner manufacturing facilities in Batesville, Mississippi, and in Wellingborough, United Kingdom. Raw materials used globally in our Insituform® CIPP Process products are typically available from multiple sources, our historical practice has been to purchase materials from a limited number of suppliers. Substantially all of our global fiber requirements are purchased from one source, but there are alternate vendors readily available. We source our global resin supply from multiple vendors. We believe that the sources of supply for our Insituform® CIPP process operations in both North America and Europe are adequate for our needs. Our pricing of raw materials is subject to fluctuations in the underlying commodity prices.

Type or Class of Customers

The primary customer for the portfolio of products in both North American Rehabilitation and European Rehabilitation is various levels of government, including federal, state and local. As disclosed on page 4 of the Form 10-K, “most of our installation operations are project-oriented contracts for municipal entities. These contracts are usually obtained through competitive bidding or negotiations and require performance at a fixed price.”

Methods Used to Distribute Products and Services

The methods used to distribute products and service is similar. Our rehabilitation activities are conducted principally through installation and other construction operations performed directly by us or our subsidiaries. In certain geographic regions, we have granted licenses to unaffiliated companies. Revenues and associated costs are recorded using percentage-of-completion accounting for our subcontracted portion of the total contract only.

Nature of the Regulatory Environment

The regulatory environment in which our North American Rehabilitation and European Rehabilitation segments operate in are substantially the same.  The following passage disclosed on page 8 of the Form 10-K describes the nature of the regulatory environment that we operate in:

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

“We are required to comply with all applicable United States federal, state and local, and all applicable foreign statutes, regulations and ordinances. In addition, our installation and other operations have to comply with various relevant occupational safety and health regulations, transportation regulations, code specifications, permit requirements, and bonding and insurance requirements, as well as with fire regulations relating to the storage, handling and transporting of flammable materials. Our manufacturing facilities, as well as our installation operations, are subject to federal and state environmental protection regulations, none of which presently have any material effect on our capital expenditures, earnings or competitive position in connection with our present business. However, although our installation operations have established monitoring programs and safety procedures, further restrictions could be imposed on the manner in which installation activities are conducted, on equipment used in installation activities and on the use of solvents or the thermosetting resins used in the Insituform® CIPP process.”

Similar Economic Characteristics

The following table quantitatively depicts the historical economic characteristics of our North American Rehabilitation and European Rehabilitation operating segments:

	Actual
	2003	2004	2005	2006	2007	Q108[1]
Gross Margin Percentage
North American Rehabilitation	22.8%	22.9%	23.8%	21.9%	15.8%	20.0%
European Rehabilitation	26.8%	26.8%	30.3%	30.2%	26.1%	18.0%

Operating Margin Percentage
North American Rehabilitation	3.9%	5.0%	8.0%	5.7%	0.3%	1.6%
European Rehabilitation	7.2%	4.3%	9.7%	9.9%	7.1%	-5.9%

Return on Assets Employed[2]
North American Rehabilitation	4.7%	6.7%	12.5%	9.1%	0.4%	2.1%
European Rehabilitation	6.1%	4.8%	10.6%	8.4%	6.0%	-4.6%

1 Annualized for comparative purposes.
2 Calculated as operating income divided by total assets less current liabilities.

We recognize the presence of certain temporary economic dissimilarities between the North American Rehabilitation and European Rehabilitation operating segments which we have experienced in the last 18 to 24 months as depicted in the table presented above. We do believe these dissimilarities are temporary.  In our public filings, we attempt to highlight the nature of these temporary dissimilarities in economic characteristics and the underlying causes. As such, we believe material short-term variations involving significant components of our Rehabilitation reportable segment are discussed within our MD&A disclosures.

In addition, based on our five year strategic plan, we believe these economic characteristics will be more tightly aligned in future periods.

In addition, when management reviews financial-performance measures and compares them among segments, it considers not only the quantitative results, but also the reasons why the results are similar or dissimilar, before reaching a conclusion about whether the economic characteristics are similar / dissimilar.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

For example, the risk profiles of North American Rehabilitation and European Rehabilitation operating segments are essentially the same. The table below lists each of our risk factors as disclosed in the Form 10-K. Risks that apply to each are denoted with a checkmark. As can be seen in the table, the two have very similar risk profiles.

	North American Rehabilitation	European Rehabilitation
Our business is dependent on obtaining work through a competitive bidding process.	✓	✓
We may experience cost overruns on our projects.	✓	✓
Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded results.	✓	✓
Our success and growth strategy depends on our senior management and our ability to attract and retain qualified personnel.	✓	✓
Our recognition of revenues from insurance claims and from change orders, extra work or variations in the scope of work could be subject to reversal in future periods.	✓	✓
Extreme weather conditions may adversely affect our operations.	✓	✓
We may be liable to complete work under our joint venture arrangements.	✓	✓
A substantial portion of our raw materials is from a limited number of vendors, and we are subject to market fluctuations of certain commodities.	✓	✓
Our intellectual property may be successfully challenged.	✓	✓
We are subject to a number of restrictive debt covenants under our senior notes and line of credit facility.	✓	✓
Our revenues are substantially dependent on municipal government spending.	✓	✓
A general downturn in U.S. economic conditions, and specifically a downturn in the municipal bond market, may reduce our business prospects and decrease our revenues and cash flows.	✓	(1)
We have international operations that are subject to foreign economic and political uncertainties and foreign currency fluctuation.	✓	✓
Our backlog is an uncertain indicator of our future earnings.	✓	✓
Our bonding capacity may be limited in certain circumstances.	✓	✓
Our strategy to pursue inorganic growth through acquisition could involve a number of risks.	✓	✓
Our strategic imperative to diversify our products involves substantial research, development and marketing expenses, and the resulting new or enhanced products or services may not generate sufficient revenues to justify such expenses.
	✓	✓
The market price of our common stock is highly volatile and may result in investors selling shares of our common stock at a loss.	✓	✓
A change in control event will trigger early vesting of our equity-based incentive awards.	✓	✓

(1) U.S. economic conditions only have an indirect impact on our European Rehabilitation operating segment.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

General

In our view, we have carefully evaluated all relevant economic characteristics related to the North American Rehabilitation and European Rehabilitation operating segments. Our evaluation is based on the long-term financial performance of these operating segments including both historical and expected future operating results over what we believe is a reasonable period of time as well as the risks associated with operating each of these segments. Based on this evaluation and in our judgment, the North American Rehabilitation and European Rehabilitation operating segments currently do have similar economic characteristics following the guidance of SFAS No. 131. We do recognize that the financial performance and market conditions for these two operating segments have varied over the last 18 to 24 months. For this reason, we continue to carefully assess our compliance with the SFAS No. 131 disclosure requirements, and we have made every effort to provide our investors important operating segment data in our management discussion and analysis sections of our Form 10-K and Form 10-Q filings. We recognize and acknowledge the possibility that our North American Rehabilitation and European Rehabilitation operating segments at some point may no longer meet the similar economic characteristics criteria if we continue to see varying financial performance and market conditions over the near-term period. At that point, we would no longer aggregate these two operating segments into one reportable segment for disclosure purposes.

We further note for the Staff that we do provide all of the geographical disclosures required by paragraph 38 of SFAS No. 131 in our Form 10-K and Form 10-Q filings which does provide geographical data for our operations.  Virtually all of our Europe-based financial results included in our geographical disclosures represent the activities of our Rehabilitation reportable segment. These disclosures provide useful information to our investors about the geographical breakdown of our business.

Executive Compensation

Annual Cash Incentive Compensation

4.
Note 4 to the summary compensation table indicates that you paid bonus amounts in respect of the Management Annual Incentive Plan for fiscal 2006 in 2007, but not with respect to the plan for 2007 due to your results for 2007. Please tell us supplementally, with a view toward disclosure in future filings, when awards under the annual incentive plan for any particular fiscal year are to be paid. To the extent that awards paid in the most recent year are derived from plans from an earlier year, you should still explain how the amounts of the awards paid in the most recent year were determined. We note that awards under the long term plan are prorated over three years.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

Because achievement of the net income target and unit operating targets appears to be material your decisions about the payment of incentive compensation and equity-based incentive awards, these targets should be disclosed. This also applies to the financial and other pre-established performance criteria under the 2006 Executive Performance Plan. Confirm that you will disclose this information in future filings. Alternatively, if you believe that disclosure of this information would cause competitive harm, please provide us with your analysis, applying the standards used in requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. We may have additional comments upon review of your response.

Please discuss, with a view toward disclosure in future filings, the individual performance component that is in addition to the company financial performance target. We note that this component was added after no bonuses were paid under the 2007 plan because of your 2007 operating results. Clarify whether that satisfaction of the individual performance objectives will enable the executives to earn annual incentive compensation even if the company financial performance targets and/or unit operating targets are not met. Please also confirm that you will disclose the individual performance components applicable to each of the named executive officers.

In future filings, please avoid using terms like “binomial valuation” that may not be commonly understood to explain how you determine executive compensation.

Response:
The Company supplementally advises the Staff that an annual incentive plan is adopted each year by our Compensation Committee.  Awards under that plan are typically paid on or before March 15 of the succeeding year (after the completion of the Company’s year-end audited financial statements for the prior calendar year) for services performed in such prior year.

With respect to the long-term incentive compensation, restricted stock awards are generally assessed and awarded annually in January.  These restricted stock awards contain a service restriction which requires the employee to remain in our employment for three years from the date of the award and also include a performance-based restriction based on the achievement of a consolidated net income target during a one-year performance period.   In addition, cash-based incentive compensation is provided under our 2006 Executive Performance Plan based on the achievement of financial and other pre-established performance criteria measured over a three-year performance period.  At the end of the three-year period, the executive will receive a cash payment, typically paid on or before March 15 of the succeeding year (after the completion of the Company’s year-end audited financial statements for the last calendar year in the three-year performance period), based on the achievement of the goal, subject to the discretion of the Compensation Committee.

In response to the Staff’s comments, in future filings, the Company will clarify the timing of incentive payments as well as the plan under which payment is being made for both annual and long-term incentive awards.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

As noted in our 2008 Proxy Statement, the Company’s 2008 Management Annual Incentive Plan is funded through two funding pools.  The first pool is funded based on the achievement of a consolidated Company net income target adjusted as detailed in the Proxy Statement.

The second pool is funded based on the achievement of a Company consolidated net income target or applicable business unit operating income target depending upon the level and function of the executive. For each of the named executive officers in the 2008 Proxy Statement, the performance target in determining the second funding pool is based upon the Company’s consolidated net income. Once funded, payments from the second funding pool are based on the Compensation Committee’s assessment of the individual’s achievement of his or her pre-determined individual performance objectives. The Committee assigns no particular weighting to the various individual objectives nor are the bonus amounts from this second pool formulaically determined.  Because the individual performance targets are not directly determinative of the individual executive officers incentive payments from the second pool, we do not believe these individual performance targets are material to the final decision with regard to individual bonus amount and therefore are not required to be disclosed.

Note that it is possible if the criteria for payment from the second funded pool are not met to still receive an annual incentive award out of a discretionary pool of funds for extraordinary individual performance as is determined by our Chief Executive Officer.  For 2008, the amount of this fund is $700,000.

The Company’s long-term incentive compensation includes the grant of equity-based incentives under the Company’s 2006 Employee Equity Incentive Plan.  Assuming continued employment by the participant, awards of restricted stock and restricted stock units contain a performance restriction such that the entire award is subject to forfeiture and the actual number of shares to be awarded depends upon the achievement of a consolidated Company net income target for the fiscal year in which the award is made.

Instruction 4 to Item 402(b) of Regulation S-K provides that a registrant is not required to disclose target levels with respect to specific performance related factors considered by its compensation committee or Board of Directors to involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant.

We believe that the disclosure of our financially-based performance targets, whether linked to corporate or business units, would cause substantial harm to the competitive position of the Company.  In setting these financial targets, the Compensation Committee considers external market surveys regarding industry and market conditions, the Company’s projections, internal analysis and business plan (including anticipated growth and business unit projections), as well as the prior year operating results. The Committee then sets the corporate and business unit targets at levels that are aggressive but thought to be achievable.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

If the Company was required to disclose its performance target levels, the Company would be providing its competitors, when combined with publicly available information, with significant insight into the Company’s strategies and priorities.  Since many of our core business contracts are obtained through a highly competitive bidding process, it is particularly important in our industry to give as little information about the Company’s future plans, projections or expectations as possible, which is one of the reasons that the Company provides little or no guidance with respect to earnings, and then only in the most general of terms.

Disclosure of these Company and business unit performance targets, along with a review of the Company’s bidding patterns and other publicly disclosed information, could allow the Company’s competitors to extrapolate information regarding our past or present business plan for future periods and use this information to more effectively compete against the Company in competitive bidding situations. Additionally, the majority of the Company’s competitors are foreign and private companies, none of which have similar public disclosure obligations, which the Company may utilize in its bidding analysis, leaving the Company at a competitive disadvantage.

The Company believes that its disclosure of  the target bonus percentages for each of the named executive officers, the general categories of Company-level performance measures, the explanation of the process by which performance goals are set and the maximum bonus amounts that may be earned,  provides our investors with an understanding of our incentive compensation program.

That said, the Company recognizes that Instruction 4 to Item 402(d) provides that if the registrant determines that disclosure of performance targets would cause it competitive harm, the registrant must discuss the difficulty level for the registrant and/or the executive to achieve the undisclosed target levels.   Although the Proxy Statement includes a statement responsive to this instruction, the Company will in the future expand on this disclosure to state its expectation of the level of difficulty for the Company and/or the executives to achieve the performance target levels with more specificity, including how the performance target for the year relates to recent historical financial performance of the Company.

Business unit performance targets have not been applicable to any of the named executive officers during 2006 or 2007, but to the extent that these become relevant in the future to our named executive officers, we will include a similar disclosure regarding the perceived difficulty the particular business unit will have in achieving the target level.

Securities and Exchange Commission
Mr. Terrence O'Brien
May 13, 2008

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

               Very truly yours,

                                                                                           INSITUFORM TECHNOLOGIES, INC.

                /s/ David A. Martin

               David A. Martin,
               Vice President and Chief Financial Officer